UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13(d)-1(a)

                                  DSL.NET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0005 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   262506 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      J. Stephan Dolezalek                       Ellen B. Corenswet
      VantagePoint Venture Partners              Brobeck, Phleger & Harrison LLP
      1001 Bayhill Drive, Suite 300              1633 Broadway, 47th Floor
      San Bruno, California  94006               New York, NY 10019
      (650) 866-3100                             (212) 581-1600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 14, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

                         (Continued on following pages)

CUSIP NO. 262506 10 8             SCHEDULE 13D                Page 2 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      VANTAGEPOINT VENTURE PARTNERS III(Q), L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        45,919,370**
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               45,919,370**
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      45,919,370**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes (a) 1,361,037 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 17,823,333 shares of Common Stock and (c) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 26,735,000 shares of Common Stock. Does not include shares of Series X Preferred Stock that may not be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 14,852,778 shares of Common Stock.

CUSIP NO. 262506 10 8             SCHEDULE 13D                Page 3 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      VANTAGEPOINT VENTURE PARTNERS III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        5,609,885**
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               5,609,885**
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,609,885**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.99%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes (a) 168,218 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 2,176,667 shares of Common Stock and (c) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 3,265,000 shares of Common Stock. Does not include shares of Series X Preferred Stock that may not be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 1,813,889 shares of Common Stock.

CUSIP NO. 262506 10 8             SCHEDULE 13D                Page 4 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      VANTAGEPOINT COMMUNICATIONS PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        30,284,541**
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               30,284,541**
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,284,541**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.19%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes (a) 13,562,330 shares of Common Stock, (b) warrants to purchase 55,544 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 6,666,667 shares of Common Stock and (d) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 10,000,000 shares of Common Stock. Does not include shares of Series X Preferred Stock that may not be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 5,555,556 shares of Common Stock.

CUSIP NO. 262506 10 8             SCHEDULE 13D                Page 5 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      VANTAGEPOINT VENTURE PARTNERS 1996, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        23,475,601**
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               23,475,601**
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,475,601**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.83%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes (a) 6,781,164 shares of Common Stock, (b) warrants to purchase 27,770 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 6,666,667 shares of Common Stock and (d) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 10,000,000 shares of Common Stock. Does not include shares of Series X Preferred Stock that may not be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 5,555,556 shares of Common Stock.

CUSIP NO. 262506 10 8             SCHEDULE 13D                Page 6 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      VANTAGEPOINT ASSOCIATES, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,475,601(**)(***)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,475,601(**)(***)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,475,601(**)(***)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.83%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes (a) 6,781,164 shares of Common Stock, (b) warrants to purchase 27,770 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 6,666,667 shares of Common Stock and (d) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 10,000,000 shares of Common Stock. Does not include shares of Series X Preferred Stock that may not be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 5,555,556 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP NO. 262506 10 8             SCHEDULE 13D                Page 7 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      VANTAGEPOINT COMMUNICATIONS ASSOCIATES, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            30,284,541(**)(***)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        30,284,541(**)(***)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,284,541(**)(***)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.19%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes (a) 13,562,330 shares of Common Stock, (b) warrants to purchase 55,544 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 6,666,667 shares of Common Stock and (d) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 10,000,000 shares of Common Stock. Does not include shares of Series X Preferred Stock that may not be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 5,555,556 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP NO. 262506 10 8             SCHEDULE 13D                Page 8 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      VANTAGEPOINT VENTURE ASSOCIATES III, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            51,529,255(**)(***)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        51,529,255(**)(***)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      51,529,255(**)(***)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      49.99%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes (a) 1,529,255 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 20,000,000 shares of Common Stock and (c) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 30,000,000 shares of Common Stock. Does not include shares of Series X Preferred Stock that may not be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 16,666,667 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP NO. 262506 10 8             SCHEDULE 13D                Page 9 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JAMES D. MARVER
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        133,300
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            105,289,396(**)(***)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               133,300
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        105,289,396(**)(***)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      105,422,696(***)(****)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      71.18%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes (a) 21,872,749 shares of Common Stock, (b) warrants to purchase 83,314 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 33,333,333 shares of Common Stock and (d) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 50,000,000 shares of Common Stock. Does not include shares of Series X Preferred Stock that may not be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 27,777,778 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

**** Includes (a) 133,300 shares of Common Stock, (b) 21,872,749 shares of Common Stock, (c) warrants to purchase 83,314 shares of Common Stock, (d) shares of Series X Preferred Stock currently convertible into 33,333,333 shares of Common Stock and (e) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 50,000,000 shares of Common Stock. Does not include shares of Series X Preferred Stock that may not be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 27,777,778 shares of Common Stock.

CUSIP NO. 262506 10 8             SCHEDULE 13D               Page 10 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ALAN E. SALZMAN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            105,289,396(**)(***)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        105,289,396(**)(***)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      105,289,396(**)(***)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      71.09%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes (a) 21,872,749 shares of Common Stock, (b) warrants to purchase 83,314 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 33,333,333 shares of Common Stock and (d) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 50,000,000 shares of Common Stock. Does not include shares of Series X Preferred Stock that may not be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 27,777,778 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP NO. 262506 10 8             SCHEDULE 13D               Page 11 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      WILLIAM J. MARSHALL
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        333,250
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               333,250
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      333,250
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.51%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. SECURITY AND ISSUER.

            This statement on Schedule 13D (the "STATEMENT") relates to shares of series X convertible preferred stock, par value $0.001 per share (the "SERIES X PREFERRED Stock"), which are convertible into shares of common stock, par value $0.0005 per share (the "COMMON STOCK"), of DSL.net, Inc., a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511.

Item 2. IDENTITY AND BACKGROUND.

      (a), (b), (c) and (f).

            This Statement is filed by (1) VantagePoint Venture Partners 1996, LP ("VPVP 1996 LP"), (2) VantagePoint Communications Partners, LP ("VP COMMUNICATIONS LP"), (3) VantagePoint Venture Partners III (Q), LP ("VPVP Q LP"), (4) VantagePoint Venture Partners III, LP ("VPVP III LP" and together with VPVP 1996 LP, VP Communications LP, VPVP Q LP, the "VANTAGEPOINT LPS"), (5) VantagePoint Associates, LLC ("VP ASSOCIATES LLC"), (6) VantagePoint Communications Associates, LLC ("VP COMMUNICATIONS LLC"), (7) VantagePoint Venture Associates III, LLC ("VPV ASSOCIATES III LLC"), (8) James D. Marver, (9) Alan E. Salzman and (10) William J. Marshall. Messrs. Marver, Salzman and Marshall, together with the VantagePoint LPs, VP Associates LLC, VP Communications LLC and VPV Associates III LLC are hereinafter referred to as the "REPORTING PERSONS."

            VPVP 1996 LP is a Delaware limited partnership with VP Associates LLC as its general partner. VP Communications LP is a Delaware limited partnership with VP Communications LLC as its general partner. VPVP Q LP and VPVP III LP are Delaware limited partnerships with VPV Associates III LLC as their general partner. James D. Marver and Alan E. Salzman are managing members and William J. Marshall a member of VP Associates LLC, VP Communications LLC and VPV Associates III LLC, all of which are Delaware limited liability companies. The principal business of the Reporting Persons is to provide early stage venture capital financing and active assistance to information technology companies. The address of each of the Reporting Persons is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066. Each of Messrs. Marver, Salzman and Marshall are citizens of the United States.

      (d) and (e).

            During the last five years, none of the Reporting Persons has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              Page 12 of 14 Pages

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The purchase of Series X Preferred Stock by the VantagePoint LPs as reported in Item 4 below was funded by available cash of each of the respective VantagePoint LPs.

Item 4. PURPOSE OF TRANSACTION.

            The purpose of the transaction by the Reporting Persons is additional investment in the Company.

            Pursuant to the Series X Preferred Stock Purchase Agreement, dated November 14, 2001 (the "PURCHASE AGREEMENT"), by and among the Company and the VantagePoint LPs, the VantagePoint LPs agreed to purchase an aggregate of 6,000 shares of Series X Preferred Stock at an initial closing, and up to an aggregate of an additional 14,000 shares of Series X Preferred Stock from the Company at subsequent closings as described in the Purchase Agreement, for a purchase price of $1,000 per share. The 6,000 shares of Series X Preferred Stock purchased at the initial closing, which occurred on November 14, 2001, are initially convertible into an aggregate of 33,333,333 shares of Common Stock. If all of the additional shares of Series X Preferred Stock are purchased at subsequent closings, they will be initially convertible into an aggregate of an additional 77,777,778 shares of Common Stock, for a total number of shares issuable under the Purchase Agreement of 111,111,111.

            In connection with the Purchase Agreement, the Company agreed that the VantagePoint LPs could appoint a majority of the Company's directors.

            All references to the Purchase Agreement are qualified by the full text of the Purchase Agreement, which is attached as EXHIBIT B to this Statement and incorporated by reference into this Purchase Agreement.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b).

            The information in Items 1 and 7 through 11 on pages 2 through 11 of this Statement is incorporated by reference in this Statement.

      (c). None of the Reporting Persons has effected any transactions in the class of securities reported on this Statement during the past 60 days.

      (d) and (e).

            Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as described in this Statement, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of


                              Page 13 of 14 Pages
any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division or profits or loss, or the giving or withholding of proxies.

            Under the Purchase Agreement, the Company agreed to register shares of Common Stock issuable upon conversion of the shares of Series X Preferred Stock. Under the Purchase Agreement the VantagePoint LPs agreed to vote the shares held by each of them, respectively, in favor of the nominees to the board of directors of the Company selected by the directors who were not appointed by the VantagePoint LPs.

            The descriptions of the Purchase Agreement in this Statement are incorporated by reference. Those descriptions are qualified in their entirety by the full text of the Purchase Agreement, which is attached as EXHIBIT B to this Statement.

Item 7. MATERIALS TO BE FILED AS EXHIBITS.

            The following documents are filed as exhibits:

            A.    Agreement of Joint Filing, dated as of November 20, 2001.

            B. Series X Preferred Stock Purchase Agreement, dated November 14, 2001, by and among DSL.net, Inc. and the investors listed on SCHEDULE A thereto.


                              Page 14 of 14 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2001


                               VANTAGEPOINT VENTURE PARTNERS III(Q), L.P.

                               By: VantagePoint Venture Associates III, L.L.C. its general partner
                               By: /s/ James D. Marver
                                  ----------------------------------------------
                               Name: James D. Marver,
                               Managing Member


                               VANTAGEPOINT VENTURE PARTNERS III, L.P.

                               By: VantagePoint Venture Associates III, L.L.C. its general partner
                               By: /s/ James D. Marver
                                  ----------------------------------------------
                               Name: James D. Marver,
                               Managing Member


                               VANTAGEPOINT COMMUNICATION PARTNERS, L.P.

                               By: VantagePoint Communication Associates, L.L.C. its general partner
                               By: /s/ James D. Marver
                                  ----------------------------------------------
                               Name: James D. Marver,
                               Managing Member


                               VANTAGEPOINT VENTURE PARTNERS 1996, L.P.

                               By: VantagePoint Associates, L.L.C.
                               its general partner
                               By: /s/ James D. Marver
                                  ----------------------------------------------
                               Name: James D. Marver,
                               Managing Member

                               VANTAGEPOINT VENTURE ASSOCIATES III, L.L.C.

                               By: /s/ James D. Marver
                                  ----------------------------------------------
                               Name: James D. Marver,
                               Managing Member


                               VANTAGEPOINT COMMUNICATIONS ASSOCIATES, L.L.C.

                               By: /s/ James D. Marver
                                  ----------------------------------------------
                               Name: James D. Marver,
                               Managing Member


                               VANTAGEPOINT ASSOCIATES III, L.L.C.

                               By: /s/ James D. Marver
                                  ----------------------------------------------
                               Name: James D. Marver,
                               Managing Member


                               /s/ James D. Marver
                               -------------------------------------------------
                               James D. Marver


                               /s/ Alan E. Salzman
                               -------------------------------------------------
                               Alan E. Salzman


                               /s/ William J. Marshall
                               -------------------------------------------------
                               William J. Marshall